Exhibit 99.1

# Notice of 2023 Annual General Meeting

**Thursday 15th June 2023**
**at 11.00am**

NUCANA

NOTICE OF 2023 ANNUAL GENERAL MEETING

NuCana plc

77-78 Cannon Street, London, England, EC4N 6AF

Company number: 03308778

NOTICE OF 2023 ANNUAL GENERAL MEETING

NOTICE is hereby given that the 2023 annual general meeting of NuCana plc (the “Company”) will be held on 15 June 2023 at 11.00am at Lochside House, 3 Lochside Way, Edinburgh EH12 9DT, U.K. for transaction of the following business:

Ordinary Resolutions

To consider and, if thought fit, pass the following resolutions (1 to 10 inclusive), which will be proposed as ordinary resolutions:

1.	To re-elect (as a Class I director) Hugh Stephen Griffith, who is retiring by rotation in accordance with the Articles of Association of the Company, as a director of the Company.

2.	To re-elect (as a Class I director), Andrew Martin Kay, who is retiring by rotation in accordance with the Articles of Association of the Company, as a director of the Company.

3.	To re-elect (as a Class I director) Bali Muralidhar, who is retiring by rotation in accordance with the Articles of Association of the Company, as a director of the Company.

4.	To re-appoint Ernst & Young LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company.

5.	To authorise the directors to determine the remuneration of the auditors of the Company.

6.	To receive the Company’s audited accounts for the financial year ended 31 December 2022, together with the Strategic Report, Directors’ Report and Auditor’s Report on those accounts.

7.	To receive and approve the Directors’ Remuneration Report (other than the part containing the Directors’ Remuneration Policy) for the financial year ended 31 December 2022.

8.

To receive and approve the Directors’ Remuneration Policy set out on pages 25 to 30 of the Directors’ Remuneration Report for the financial year ended 31 December 2022, such remuneration policy to take effect from the date on which this resolution is passed.

9.

That the directors be generally and unconditionally authorised pursuant to Section 551 of the Companies Act 2006 (the “Act”) to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £4,000,000. This authority shall, unless previously renewed, revoked or varied by the Company in general meeting, expire on the conclusion of the annual general meeting of the Company to be held in 2024, save that the Company may, at any time before such expiry, make any offer or agreement which would or might require rights to subscribe for or to convert securities into shares to be granted or equity securities to be allotted after the authority expires, and the directors may allot shares or grant such rights in pursuance of such offer or agreement as if the authority had not expired.

10.

That the directors be generally and unconditionally authorised pursuant to Section 551 of the Act to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £200,000 under or in connection with any existing, amended or new share option schemes, incentive plans or joint share ownership plans (whether tax-advantaged or otherwise) as the directors may, from time to time, approve, where such schemes or plans include as eligible participants the directors, officers or employees of the Company or any subsidiary undertaking of the Company (as defined in section 1162 of the Act), from time to time, and/or any consultants engaged by the Company or any such subsidiary undertaking. This authority shall, unless previously renewed, revoked or varied by the Company in general meeting, expire on the fifth anniversary of the date of the passing of this resolution save that the Company may, at any time before such expiry, make any offer or agreement which would or might require rights to subscribe for or to convert securities into shares to be granted or equity securities to be allotted after the authority expires, and the directors may allot shares or grant such rights in pursuance of such offer or agreement as if the authority had not expired. This authority is in addition to the authority set out in resolution 9 above and in addition, and without prejudice, to the authority given of up to an aggregate nominal amount of £200,000 by resolution 8 passed at the 2022 annual general meeting of the Company.

Special Resolutions

To consider and, if thought fit, pass the following resolutions 11 and 12, which will be proposed as special resolutions:

11.

That, subject to the passing of resolution 9, the directors be empowered pursuant to Section 570 of the Act to allot equity securities (as defined in Section 560 (1) of the Act) for cash under the authority given by that resolution as if Section 561(1) of the Act did not apply to any such allotment, provided that such authority shall be limited to the allotment of equity securities up to a nominal amount of £4,000,000, such authority to expire on the conclusion of the annual general meeting of the Company to be held in 2024, but prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the authority expires and the Board may allot equity securities under any such offer or agreement as if the authority had not expired.

12.

That, subject to the passing of resolution 10, the directors be empowered pursuant to Section 570 of the Act to allot equity securities (as defined in Section 560 (1) of the Act) for cash under the authority given by that resolution as if Section 561(1) of the Act did not apply to any such allotment, provided that such authority shall be limited to the allotment of equity securities up to a nominal amount of £200,000, such authority to expire on the fifth anniversary of the date of the passing of this resolution, but prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the authority expires and the Board may allot equity securities under any such offer or agreement as if the authority had not expired.

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Recommendation

The directors of the Company consider that all the proposals to be considered at the AGM are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. The directors unanimously recommend that you vote in favour of all the proposed resolutions as they intend to do in respect of their own beneficial holdings.

BY ORDER OF THE BOARD	Registered office
77-78 Cannon Street London England EC4N 6AF

Martin Quinn

Company Secretary

4 May 2023

YOUR VOTE IS IMPORTANT. Members will be able to attend the AGM in person however you are strongly encouraged to vote on all resolutions in advance of the AGM by appointing the Chair of the meeting as your proxy. Further details on how shareholders can appoint the Chair of the meeting as their proxy are set out in this document.

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NOTES

The following notes explain your general rights as a member and your right to attend and vote at the annual general meeting or to appoint someone else to vote on your behalf.

1.

Any member entitled to attend, speak and vote at the annual general meeting may appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company but must attend the meeting. A member may appoint more than one proxy in relation to the annual general meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. To appoint more than one proxy you should contact the Company’s registrar, Computershare Investor Services PLC (“Computershare”), at the address below.

2.

Only those members registered in the register of members of the Company as at close of business on 13 June 2023 or, in the event that the meeting is adjourned, in such register not later than 48 hours before the time of the adjourned meeting, shall be entitled to attend, or vote (whether in person or by proxy) at the meeting in respect of the number of shares registered in their names at the relevant time.

3.

A form of proxy has been provided for use by members. To be valid it should be completed, signed and delivered (together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority) to the Company’s registrar, Computershare, at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, not later than 48 hours (not including non-business days) before the time appointed for holding the annual general meeting or any adjourned meeting or, in the case of a poll taken more than 48 hours after it is demanded, not less than 24 hours before the time appointed for the taking of the poll.

4.

In the case of a corporation, the form of proxy must be executed under its common seal (or such form of execution as has the same effect) or signed on its behalf by an attorney or a duly authorised officer of the corporation. A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that they do not do so in relation to the same shares.

5.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

6.

CREST members who wish to appoint a proxy or proxies by using the CREST electronic appointment service may do so for the meeting and any adjournments of it by utilising the procedures described in the CREST Manual. The message, (a CREST proxy instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s registrar, Computershare not later than the time stated in Note (3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Company’s registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by EUI.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by any particular time. Reference should be made to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

7.

Proxymity Voting. If you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 11.00am BST on 13th June 2023 in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy.

8.

The completion and return of a form of proxy will not preclude a member from attending in person at the meeting and voting should he/she wish to do so, but if a member appoints a proxy and attends the meeting in person, the proxy appointment will automatically be terminated. Further, the appointment under the form of proxy may be terminated by the member prior to the commencement of the meeting (or any adjournment of the meeting). To be valid, the notice of termination of the authority of the person appointed to act as proxy must be deposited at the offices of the Company’s registrar, Computershare, not less than 48 hours (not including non-business days) before the time fixed for the holding of the annual general meeting or any adjournment thereof (as the case may be).

9.

Under Section 527 of the Companies Act 2006 (the “Act”), members meeting the threshold requirement set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the annual general meeting; or (b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Act. The Company may not require the members requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under Section 527 of the Act, it must forward the statement to the Company’s auditors not later than the time when it makes the statement available on the website. The business which may be dealt with at the annual general meeting includes any statement that the Company has been required, under Section 527 of the Act, to publish on a website.

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10.

Copies of the directors’ service contracts and letters of appointment for non-executive directors will be available for inspection at the Global Headquarters of the Company at 3 Lochside Way, Edinburgh EH12 9DT during normal business hours on any week day (public holidays excepted) from the date of this Notice of annual general meeting until the date of the annual general meeting, and at the place of the annual general meeting for one hour before the meeting and at the meeting itself.

11.

Except as set out in the notes to this Notice, any communication with the Company in relation to the annual general meeting, including in relation to proxies, should be sent to the Company’s registrar, Computershare at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY. No other means of communication will be accepted. In particular, you may not use any electronic address provided either in this Notice or in any related documents to communication with the Company for any purpose other than those expressly stated.

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EXPLANATORY NOTES TO THE RESOLUTIONS PROPOSED AT THE ANNUAL GENERAL MEETING

The resolutions to be proposed at the AGM of the Company to be held on 15 June 2023 at 11.00am are set out in this Notice of AGM. The following notes provide an explanation to the resolutions being put to shareholders.

Ordinary Resolutions

Resolutions 1 to 10 are proposed as ordinary resolutions. Assuming that a quorum is present, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) at the meeting and entitled to vote. On a poll, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

Resolutions 1–3 Re-election of directors

Under the Company’s Articles of Association there are three classes of board members (Class I, Class II and Class III) with each class having a specified term of office. The Company’s Articles of Association require the Class I directors to retire from office this year. Hugh Stephen Griffith currently serves as a Class I director. Hugh Stephen Griffith is retiring and (being eligible) is standing for re-election as a Class I director at the AGM. Andrew Martin Kay currently serves as a Class I director. Andrew Martin Kay is retiring and (being eligible) is standing for re-election as a Class I director at the AGM. Bali Muralidhar currently serves as a Class I director. Bali Muralidhar is retiring and (being eligible) is standing for re-election as a Class I director at the AGM. Biographical information for each director standing for re-election is included on page 10 of this Notice.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF EACH OF HUGH STEPHEN GRIFFITH, ANDREW MARTIN KAY AND BALI MURALIDHAR TO THE BOARD OF DIRECTORS.

Resolution 4 – Re-appointment of auditors

The Act requires that auditors be appointed at each general meeting, at which accounts are laid, to hold office until the next AGM. The appointment of Ernst & Young LLP as auditors of the Company terminates at the conclusion of the AGM. They have indicated their willingness to stand for re-appointment as auditors of the Company until the conclusion of the AGM in 2024.

The Audit Committee has assessed the effectiveness, independence and objectivity of the auditors, Ernst & Young LLP, and concluded that the auditors were in all respects effective.

THE BOARD RECOMMENDS A VOTE FOR THE RE-APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS.

Resolution 5 – Authorising and fixing the remuneration of the auditors

This resolution gives authority to the directors to determine the auditors’ remuneration.

It is normal practice for shareholders to resolve at the AGM that the directors shall decide on the level of remuneration of the auditors for the audit work to be carried out by them in the next financial year. The amount of the remuneration paid to the auditors for the next financial year will be disclosed in the next audited accounts of the Company.

THE BOARD RECOMMENDS A VOTE FOR THE AUTHORISATION OF THE DIRECTORS TO DETERMINE THE AUDITORS’ REMUNERATION.

Resolution 6 – Laying of accounts

The directors are required to present to shareholders at the AGM, the annual accounts of the Company for the year ended 31 December 2022, the Strategic Report, the Directors’ Report and the Auditor’s Report on the accounts.

THE BOARD RECOMMENDS A VOTE FOR THE RESOLUTION TO RECEIVE THE ANNUAL ACCOUNTS OF THE COMPANY FOR THE YEAR ENDED 31 DECEMBER 2022, THE STRATEGIC REPORT, THE DIRECTORS’ REPORT AND THE AUDITOR‘S REPORT ON THE ACCOUNTS.

Resolution 7 – Directors’ Remuneration Report

Shareholders are invited to cast their vote on the Directors’ Remuneration Report, in accordance with Section 439 of the Act. The Directors’ Remuneration Report is set out on pages 17 to 24 of the Company’s annual accounts and reports for the year ended 31 December 2022. The vote is advisory in nature and therefore no entitlement to remuneration is conditional on the passing of this resolution.

THE BOARD RECOMMENDS A VOTE FOR THE RESOLUTION TO RECEIVE AND APPROVE THE DIRECTORS’ REMUNERATION REPORT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2022.

Resolution 8 – Directors’ Remuneration Policy

In accordance with the requirements of the Act, as a company registered in England and Wales and listed on Nasdaq, the Company is required to establish a Directors’ Remuneration Policy containing a framework of limits within which the remuneration committee are authorised by shareholders to operate. This Remuneration Policy has to be annually disclosed within the Remuneration Report contained within the Company’s annual report, and this policy is required to be approved by shareholders at least every three years, by the passing of an ordinary resolution at the AGM.

Shareholders are asked to approve the Directors’ Remuneration Policy which is set out in full on pages 25 to 30 of the Directors’ Remuneration Report. The vote on the Directors’ Remuneration Policy is binding in that, once the policy is approved, the Company will not be able to make a remuneration payment to a current or prospective director or a payment for loss of office to a current or past director, unless that payment is consistent with the policy or has been specifically approved by a resolution of the Company’s shareholders. If resolution 8 is passed, the Directors’ Remuneration Policy will take effect immediately.

THE BOARD RECOMMENDS A VOTE FOR THE RESOLUTION TO RECEIVE AND APPROVE THE DIRECTORS’ REMUNERATION POLICY.

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Background to Resolution 9 and Special Resolution 11

As a matter of U.K. company law, directors of a company incorporated in England must have authority from shareholders to allot or grant rights to subscribe for, or to convert any security into, the company’s shares. In addition, when an allotment of shares is for cash, the company must first offer those shares on the same terms to existing shareholders of the company on a pro-rata basis (commonly referred to as statutory pre-emption rights) unless these statutory pre-emption rights are dis-applied, by approval of the shareholders.

Resolutions 9 and 11, which we refer to as our “Share Issuance Proposals,” ask our shareholders for authority for the directors to allot shares or grant rights over shares up to an aggregate nominal amount of £4,000,000 and the power for the directors to allot shares or grant rights over shares for cash up to an aggregate nominal amount of £4,000,000 on a non-preemptive basis. This authority and power would expire at the conclusion of our 2024 AGM.

Many of our peer companies are listed and incorporated in the United States, and are thus not subject to similar share issuance restrictions. We are asking you to approve our Share Issuance Proposals to allow us to continue to execute on our business and growth strategy in a timely and competitive manner.

Should our shareholders not approve resolutions 9 and 11, whilst we appreciate that we would still have the ability to seek shareholder approval in connection with a specific issuance of shares on a case-by-case basis by convening general meetings from time to time, we do not believe that such an approach is a workable alternative to obtaining approval of resolutions 9 and 11 at the AGM as we propose. The uncertainty as to whether we could obtain shareholder approval for a specific issuance, as well as the delays we would experience in seeking and obtaining such approval, could be harmful to the terms of such a share issuance. In addition, the case-by-case approval approach ignores market windows and other deal timing and competitive realities.

Specifically, the requirement to first offer shares that we propose to issue for cash to all of our existing shareholders in time-consuming pro-rata rights offerings would considerably reduce the speed at which we could complete capital-raising activities undertaken in furtherance of our growth strategy, would increase our costs, might otherwise make it difficult or impossible for us to complete such transactions, and could put us at a distinct competitive disadvantage relative to our peer companies.

Access to capital and the ability to raise equity capital at short notice have been important factors that have contributed to our ability to execute our long-term growth strategy. In practice, offering shares to existing shareholders in accordance with U.K. statutory pre-emption rights can be time-consuming, so U.K. market practice for listed companies is to annually seek a shareholder resolution waiving or dis-applying pre-emption rights over new share issuances for cash, up to an agreed limit. We fully appreciate that our proposals are in excess of the investment advisory guidance in this regard and for this reason, our proposals may attract a negative voting recommendation from certain proxy advisory firms. However, we have an established track record since our IPO in October 2017 of securing annual shareholder support for a resolution dis-applying pre-emption rights over amounts of share capital in excess of the investment advisory guidance. Using these authorities, we have responsibly raised capital in order to execute our business plan.

We believe the request for authorisation and disapplication of pre-emption rights sought will provide us with the continued flexibility to raise equity capital that we believe we may require at this stage of development of the Company. This recognises the fact that as a development-stage business, we have needed access to equity capital to ensure that we can maintain the business appropriately capitalised to expedite our development programs. We have publicly stated that we believe our existing cash resources will be sufficient to fund the Company into 2025. We believe it is in the interests of all shareholders to ensure that we retain the ability to raise equity capital on reasonably short notice if advisable. We propose to seek an authority (to expire at the 2024 AGM) to allot shares or grant rights over shares and under this authority to seek the power to allot shares or grant rights over shares for cash on a non-preemptive basis over a maximum of 100 million ordinary shares.

The Share Issuance Proposals are consistent with U.S. capital markets practice and U.S. governance standards, and, if approved, will keep us on an equal footing with our peer companies who are incorporated and listed in the United States. We believe that the Share Issuance Proposals are appropriate to the needs of the Company and in the best interests of shareholders. We are therefore asking you to approve the Share Issuance Proposals to allow us to continue to execute our business and growth strategy in a timely and competitive manner.

Summary

The Share Issuance Proposals, if approved, will allow our Board of Directors continued flexibility to issue shares subject to other requirements of Nasdaq Stock Market and the Securities and Exchange Commission. The Share Issuance Proposals, as proposed:

•	will not exempt us from any Nasdaq corporate governance or other requirements, including those limiting the issuance of shares;

•	will keep us on an equal footing with our peer companies who are incorporated and listed in the United States; and

•	is fully consistent with U.S. capital markets practice and governance standards.

Resolution 9 – Authority to allot sharess

The directors may only allot shares or grant rights over shares if authorised to do so by shareholders.

Under this resolution the Board is seeking the authority to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £4,000,000, such authority, unless previously revoked or varied by the Company, to expire at the conclusion of the AGM of the Company to be held in 2024.

THE BOARD RECOMMENDS YOU VOTE FOR THE RESOLUTION SO AUTHORISING THE DIRECTORS.

Background to Resolution 10 and Special Resolution 12

Similar to Resolutions 9 and 11, as a company incorporated in England, directors must have authority from shareholders to allot or grant rights to subscribe for, or to convert any security into, the company’s shares. Resolutions 10 and 12 ask our shareholders for authority for the directors to allot shares or grant rights over shares up to an aggregate nominal amount of £200,000 and the power for the directors to

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allot shares or grant rights over shares for cash up to an aggregate nominal amount of £200,000 on a non pre-emptive basis all in connection with the Company’s share option schemes. This authority and power would expire on the fifth anniversary of the date of the passing of this resolution.

The purpose of this Resolution 10 (together with Resolution 12 - Disapplication of pre-emption rights) is to maintain share option schemes with sufficient share reserves to appropriately compensate, motivate and retain our employees, directors and consultants, thereby aligning their interests with those of our shareholders.

Many of the companies with which we compete for talent are listed and incorporated in the United States and are not subject to similar restrictions on the authorisation of shares and disapplication of pre-emption rights related to shares underlying long-term incentive plans. We believe the approval of Resolutions 10 and 12 is critical to enable us to continue to execute on our business strategy by attracting and retaining qualified employees, directors and consultants in a highly competitive market for talent.

Resolution 10

The directors may only allot shares or grant rights over shares if authorised to do so by shareholders.

This resolution, if passed, will give the Directors’ authority to allot shares or rights to subscribe for shares up to an aggregate nominal amount of £200,000 under or in connection with any existing, amended or new share option schemes, incentive plans or joint share ownership plans (whether tax-advantaged or otherwise) as the directors may, from time to time, approve. This authority is in addition to the authority set out in resolution 9 above and in addition, and without prejudice, to the authority given by resolution 8 passed at the 2022 annual general meeting of the Company. This authority will expire on the fifth anniversary of the date on which this resolution is passed.

THE BOARD RECOMMENDS YOU VOTE FOR THE RESOLUTION SO AUTHORISING THE DIRECTORS.

Special Resolutions

Resolutions 11 and 12 are proposed as special resolutions. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting and entitled to vote. On a poll, a special resolution is passed if it is approved by holders representing at least 75% of the votes cast (in person or by proxy) at the meeting who (being entitled to vote) vote on the resolution.

Resolution 11 – Disapplication of pre-emption rights

Please consider our section above entitled Background to Resolution 9 and Special Resolution 11.

As a U.K. company, the Company’s shareholders are entitled, under Section 561 of the Act to pre-emption rights, whereby, in the event that the Company wishes to allot new equity securities for cash, those securities must first be offered to existing shareholders in proportion to the number of ordinary shares they each hold before they can be offered to new shareholders.

As set out above, in certain circumstances, it may be in the best interests of the Company to allot shares (or to grant rights over shares) for cash without first offering them proportionately to existing shareholders. This cannot be done under the Act unless the shareholders have first waived their pre-emption rights.

Therefore this resolution, which will be proposed as a special resolution subject to the passing of resolution 9, seeks the empowerment of the directors to allot, or grant rights over, equity securities under the authority given to them by resolution 9 above without offering them first to existing shareholders in proportion to their current holdings up to an aggregate nominal amount of £4,000,000.

THE BOARD RECOMMENDS YOU VOTE FOR THE RESOLUTION SO EMPOWERING THE DIRECTORS.

Resolution 12 – Disapplication of pre-emption rights

Please consider our section above entitled Background to Resolution 10 and Special Resolution 12.

As stated above, the Act requires that if the Company issues new shares or grants rights to subscribe for or to convert any security into shares for cash, or sells any treasury shares, it must first offer them to existing shareholders in proportion to their current holdings. In certain circumstances, it may be in the best interests of the Company to allot shares (or to grant rights over shares) for cash without first offering them proportionately to existing shareholders. This cannot be done under the Act unless the shareholders have first waived their pre-emption rights.

Therefore this resolution, which will be proposed as a special resolution subject to the passing of resolution 10, seeks the empowerment of the directors to allot, or grant rights over, equity securities under the authority given to them by resolution 10 above under or in connection any existing, amended or new share option schemes, incentive plans or joint share ownership plans as the Directors may approve without offering them first to existing shareholders in proportion to their current holdings up to an aggregate nominal amount of £200,000.

THE BOARD RECOMMENDS YOU VOTE FOR THE RESOLUTION SO EMPOWERING THE DIRECTORS.

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Appendix A: Director’s Biography

Hugh Stephen Griffith (Director, appointed 2008)

Hugh Griffith is our founder and has served as our Chief Executive Officer and as a member of our board of directors since our operations began in March 2008. In addition, he currently serves as a non-executive director of Thirty Holdings Limited, 30 Technology Limited, Edixomed Limited, Starlight Science Limited and MedAnnex Limited. Prior to founding NuCana, Mr Griffith was Chief Operating Officer of Bioenvision, Inc, a biopharmaceutical company, from July 2004 until December 2007, when it was acquired by Genzyme Corporation (now Sanofi). He previously served as Commercial Director of Bioenvision, Inc. from September 2002 to June 2004. Before that, Mr. Griffith held several senior commercial positions at Quantanova Limited, a biopharmaceutical company, from January 2002 to July 2002, Abbot Laboratories (now AbbVie, Inc.) from October 1995 to December 2001 and Warner- Lambert Company (now Pfizer, Inc.) from April 1992 to October 1995. Mr Griffith was co-founder, former chairman and non-executive director of Edixomed Limited, part of Thirty Holdings Limited, who in April 2023 sold the wound care division to Convatec Group. He currently serves on the advisory board of the Scottish Lifesciences Association. In 2018, Mr. Griffith received a lifetime achievement award for ‘Outstanding Contribution to Life Sciences’ by the Scottish Government. Mr. Griffith is a named inventor on over 450 patents and 240 pending patent applications. He received an M.B.A. from Cardiff Business School and a B.Sc. Honours in Biology from the University of Stirling. We believe that Mr. Griffith possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer, which provides historic knowledge of our company, operational expertise and continuity to our board of directors, and his significant experience in the biopharmaceutical industry in positions including chairman, chief executive officer, chief operating officer, executive and non-executive director.

Based on his significant experience in the biopharmaceutical industry in positions including chief executive officer, chief operating officer and executive director the Corporate Nominating and Governance Committee concluded that Mr Griffith is qualified to serve on our Board of Directors.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF HUGH STEPHEN GRIFFITH TO THE BOARD OF DIRECTORS.

Andrew Martin Kay (Director, appointed 2020)

Andrew Kay brings more than 30 years of experience in building and leading biotechnology and pharmaceutical companies.

He currently serves as Chairman of the Board of NeRRe Therapeutics and Blueberry Therapeutics. He also recently held the same role for KaNDy Therapeutics, a biotechnology company that was acquired by Bayer for a deal value of up to $875 million in 2020, and for Wilson Therapeutics, a biopharmaceutical company acquired by Alexion Pharmaceuticals for $855 million in 2018. Prior to that, Andrew served as the President and Chief Executive Officer for Algeta. During Andrew’s leadership, Algeta’s lead product, Xofigo, was approved by the FDA and EMA for the treatment of bone metastases in castration-resistant prostate cancer patients, followed by a strong commercial launch. In February 2014, Algeta was acquired by Bayer AG for $2.9 billion. Prior to Algeta, Andrew was the Global Head of Marketing and Sales and a Member of the Healthcare Committee and Pharmaceutical Executive Committee at Novartis, and held several other senior commercial positions in Europe and the US having worked at AstraZeneca, Eli Lilly, Sandoz and Boots.

THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF ANDREW MARTIN KAY TO THE BOARD OF DIRECTORS.

Bali Muralidhar (Director, appointed 2020)

Bali Muralidhar has served as a member of our board of directors since 2020.

Bali is a Managing Partner and Chief Investment Officer at Abingworth, a leading transatlantic life sciences investment firm. He has 15 years professional experience in healthcare across a range of functions including venture investing, R&D, clinical practice and teaching. He works with the Abingworth team in the London, Boston and Menlo Park offices to source and evaluate new investment opportunities and support existing venture investments through to exit. He represents Abingworth on the boards of Reneo Pharmaceuticals (RPHM), Spruce Biosciences (SPRB) and Wugen.

Prior to joining Abingworth, Bali was a senior partner at MVM Partners LLP in London where he completed investments in and served on the boards of several companies, both public and private. Two of these were Wilson Therapeutics and Valneva, both also Abingworth portfolio companies. In 2018, Bali was named among Financial News’ Rising Stars in Private Equity, which celebrated 25 men and women under the age of 40 standing out in the European private equity industry. Before MVM, Bali was a member of Bain Capital’s healthcare deal team. Bali obtained a degree in clinical medicine from the University of Oxford and practiced general surgery at the John Radcliffe and Addenbrooke’s Hospitals in Oxford and Cambridge, respectively. He has a PhD in translational cancer research from the MRC Cancer Cell Unit, University of Cambridge, and has published over a dozen peer reviewed papers. He was also a Bye-Fellow in Medical Sciences at Downing College, Cambridge where he taught pathology, surgery and medicine.

THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF BALI MURALIDHAR TO THE BOARD OF DIRECTORS.

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